DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4593

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

March 23, 2002

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a communication by Gamesa regarding its agreement with Navitas to develop wind farms in the United States..

If you have any questions or need any further information please call the undersigned at the number noted above.

dw 5/29

Very truly yours,

Ines C. Velasco

Ines C. Velasco
Legal Assistant

Enclosure
cc w/ encs: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

GAMESA LAUNCHS THE ACTIVITIES OF WIND POWER IN THE UNITED STATES

GAMESA AND NAVITAS SIGN AN AGREEMENT FOR THE DEVELOPMENT OF WIND FARMS IN THE UNITED STATES

Mr. Greg Jaunich, founder, President and CEO of NAVITAS and Mr. Iñaki López Gandásegui, Chief Executive Officer of GAMESA, have signed an agreement for the joint development of Wind Farms in the United States.

NAVITAS, with head office in Minneapolis, Minnesota, has an experience of 10 years in the activity of Wind Power. Mr. Greg Jaunich, President and CEO is a member of the Board of Directors of AWEA (American Wind Energy Association) and is currently serving as Treasurer of that organization. Mr Jaunich and his staff are recognized as having extensive experience and knowledge in the Wind Power field in the United States.

For GAMESA - which will hold a 75% stake in the joint Company – this agreement represents the launching and entrance into the activities of Wind Power in the United States.
Initially the activity of NAVITAS-GAMESA will be expanded and focused on Minnesota, and the nearby States, as North Dakota, South Dakota, Iowa, Wisconsin, Colorado, Kansas and Wyoming.

NAVITAS has currently projects in several development phases for a total of 780 MW. On top, one of the main objectives of this agreement is the development of 1000 MW additional new Wind Farms, in already sites selected.

This agreement will boost GAMESA EOLICA's Wind Turbine Generators sales in the US. The first MW supplies are foreseen in the second half of 2003.

NEW FACILITY FOR THE W.T.G. MANUFACTURING IN THE UNITED STATES.

GAMESA expects the construction of a new facility in the United States for the manufacturing of Wind Turbine Generators, in order to cover the strong demand expected in this Country.

The Plant is expected to start up manufacturing WTG in the second half of 2003. During the next months, we will study and decide the location of the plant, being Minnesota – head office of the joint company with NAVITAS -, one of the potential sites.

However GAMESA EOLICA will, from this moment, launch the commercial activity in the US, making use of the base of NAVITAS in Minnesota. The possible orders got in a short term, will be supplied from Spain, up to the moment when the new Plant in the United States is available.

UNITED STATES : STRATEGIC MARKET FOR GAMESA

The recent regulatory framework in the U.S. including :

?? PTC (Price Tax Credit) up to the end of 2002,
?? Approval by the US Senate of an extension of the PTC till year 2006 (House of Representatives approval pending),
?? Approval of federal law obliging utilities to supply a minimum of 10% of renewable energy by the year 2020,

enables a situation of very strong growth in wind energy in the United States.

In a recent declaration, the Vice president of the US, Mr. Richard B. Cheney, called some projections with respect to the wind energy that could represent up to 6 % of the electrical energy in the year 2020. That would mean the existence of 200,000 MW in Wind Farms in comparison with the present 4,000 MW.

GAMESA considers the market of the United States of vital strategic importance. For this reason GAMESA will concentrate a very important part of its management and investment efforts, to consolidate and increase its presence in this Country.